                             TETON PETROLEUM COMPANY
                                P. O. Box 774327
                           Steamboat Springs, CO 80477

June 28, 2001

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC  20549

Re:      Teton Petroleum Company - Request for Withdrawal of Registration
         Statement on Form 10-SB Filed May 1, 2001
         Commission File No. 0-32347

Ladies and Gentlemen:

Teton Petroleum Company (the "Registrant"), hereby requests the immediate withdrawal of the Registrant's Registration Statement on Form 10-SB, filed May
1, 2001, as amended by its Amended Registration Statement on Form 10-SB/A filed
June 20, 2001, together with all exhibits thereto (Commission File No. 0-32347)
(the "Registration Statement").

The Registrant's filing of the Registration Statement with the Commission was voluntary. The Registration Statement is being withdrawn so that it does not become automatically effective on the 60th day following filing as provided by
Section 12(g)(1) of the Securities Exchange Act of 1934.

Please advise the undersigned at telephone number 970.870.1417, facsimile number
970.870.1416, and our counsel, Jane M. Harm, of Lohf Shaiman Jacobs & Hyman PC, at telephone number 303.753.9000, facsimile number 303.753.9997, if the
Commission will not grant such withdrawal of the Registration Statement.

Very truly yours,

TETON PETROLEUM COMPANY

By:      /s/ H. Howard Cooper
         ----------------------------
         H. Howard Cooper, President

cc:      Michael K. Pressman, Esq., Securities and Exchange Commission
         Mr. James Murphy, Securities and Exchange Commission
         Ms. Jenifer Gallagher, Securities and Exchange Commission
         Ms. Kimberly L. Calder, Securities and Exchange Commission
         Ms. Michele Anderson, Securities and Exchange Commission